UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Coeur d’Alene Mines Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.25% Convertible Senior Notes due 2028

(Title of Class of Securities)

192108 AR9

(CUSIP Number of Class of Securities)

Casey M. Nault

Vice President and General Counsel

Coeur d’Alene Mines Corporation

505 Front Avenue, P.O. Box I

Coeur d’Alene, Idaho 83816

(208) 667-3511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$48,658,000	$6,636.96

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2028 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 12, 2013, there was $48,658,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $48,658,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,636.96	Filing Party: Coeur d’Alene Mines Corporation
Form or Registration No.: Schedule TO-I (File No. 005-33449)	Date Filed: February 13, 2013

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-33449) filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013 by Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Original Schedule TO” and, as amended and supplemented by this Amendment No. 1, the “Schedule TO”), with respect to the right of each holder of the Company’s outstanding 3.25% Convertible Senior Notes due 2028 (the “Notes”) to sell and the obligation of the Company to purchase the Notes pursuant to the Indenture, dated as of March 18, 2008, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, as supplemented by the First Supplemental Indenture, dated as of March 18, 2008, as described in the Company’s Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2013 (the “Put Right Purchase Offer”), which is attached as an exhibit to the Original Schedule TO.

Items 1 through 9.

The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by adding the following to the Put Right Purchase Offer:

“The right of each holder of Notes to sell Notes to the Company as described in the Put Right Purchase Offer expired at 5:00 p.m., New York City time, on March 14, 2013 (the “Expiration Date”). Based on final information provided to the Company by The Bank of New York Mellon, the trustee and paying agent, $43,324,000 in aggregate principal amount of the Notes was validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on March 14, 2013. Accordingly, $43,324,000 in aggregate principal amount of the Notes will be purchased by the Company pursuant to the Put Right Purchase Offer. As of the Expiration Date, approximately $48,658,000 in aggregate principal amount of the Notes was outstanding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR D’ALENE MINES CORPORATION

Date: March 15, 2013	By:	/s/ Frank L. Hanagarne, Jr.
		Name:	Frank L. Hanagarne, Jr.
		Title:	Senior Vice President, Chief Operating Officer and Chief Financial Officer